Free Writing Prospectus

Registration Statement No. 333-188864

Filed pursuant to Rule 433

September 26, 2013

Enduro Royalty Trust

Term Sheet

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated September 25, 2013 relating to these securities.

Issuer:	Enduro Royalty Trust (NYSE: NDRO)

Selling Unitholder:	Enduro Resource Partners LLC

Offering Size:	11,200,000 trust units

Offering Price:	$13.85 per trust unit

Option to Purchase Additional Units:	1,680,000 additional trust units offered by the selling unitholder (30 days)

Proceeds to Selling Unitholder, Net of Underwriting Discounts, Commissions and Offering Expenses:	Approximately $148.7 million (excluding option to purchase additional trust units) or approximately $171.1 million (including exercise of option to purchase additional trust units)

Trade Date:	September 27, 2013

Settlement Date:	October 2, 2013

Underwriters:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
RBC Capital Markets, LLC
Ladenburg Thalmann & Co. Inc.

Stabilizing Transactions:	Prior to purchasing the trust units being offered pursuant to the preliminary prospectus supplement, on September 26, 2013, Barclays Capital Inc. purchased, on behalf of the syndicate, 116,150 trust units at an average price of $13.95 per unit in stabilizing transactions.

Additional Information:

Enduro Royalty Trust has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about Enduro Royalty Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Additionally, a copy of the preliminary prospectus supplement and prospectus relating to the offering may also be obtained from: Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Phone: (888) 603-5847, Email: barclaysprospectus@broadridge.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Phone: (800) 831-9146, Email:

batprospectusdept@citi.com; Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, New York 10282, Phone (866) 471-2526, Email: prospectus-ny@ny.email.gs.com; J.P. Morgan, Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Phone: (866) 803-9204; and Wells Fargo Securities, Attn: Equity Syndicate Dept., 375 Park Avenue, New York, New York 10152, Phone: (800) 316-5897, Email: cmclientsupport@wellsfargo.com.